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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                 SCHEDULE 14D-1
                                 AMENDMENT NO. 1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              --------------------
                   CELLULAR COMMUNICATIONS INTERNATIONAL, INC.
                            (Name of Subject Company)

                                 OLIVETTI S.P.A.
                                  MANNESMANN AG
                        KENSINGTON ACQUISITION SUB, INC.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                                (Title of Class)

                                   150918 10 0
                      (CUSIP Number of Class of Securities)
                              --------------------
                               DR. KURT J. KINZIUS
                                  MANNESMANN AG
                                MANNESMANNUFER 2
                                40213 DUSSELDORF
                                     GERMANY
                           TELEPHONE: 49-211-820-2400

                                       and

                               MARCO DE BENEDETTI
                                 OLIVETTI S.P.A.
                               VIA LORENTEGGIO 257
                                   20152 MILAN
                                      ITALY
                            TELEPHONE: 39-2-4836-6701

                                 WITH A COPY TO:

                               NEIL NOVIKOFF, ESQ.
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                          NEW YORK, NEW YORK 10019-6099
                            TELEPHONE: (212) 728-8000

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     Olivetti S.p.A., a limited liability company organized under the laws of
Italy ("Olivetti"), Mannesmann AG, a limited liability company organized under the laws of Germany ("Mannesmann"), and Kensington Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Olivetti and Mannesmann ("Purchaser"), hereby amend and supplement their Statement on Schedule 14D-1 ("Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on December 17, 1998, with respect to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement (the "Rights" and, together with the Common Stock, "Shares"), of Cellular Communications International, Inc., a Delaware corporation (the "Company"), at a price of $65.75 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer").

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-1.

Item 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in Item 6 is hereby amended and supplemented by the following:

     CIR S.p.A.("CIR") beneficially owns $3,000,000 aggregate principal amount of 6% Convertible Subordinated Notes due 2005 (the "Convertible Notes") issued by the Company. CIR is a majority owned subsidiary of Compagnia Finanziaria De Benedetti S.p.A. ("COFIDE"). Mr. Marco De Benedetti, Co-President and Co-Secretary of Kensington Acquisition Sub, Inc. and an executive officer responsible for telecom strategy at Olivetti, is a member of the Board of Directors of COFIDE. The Convertible Notes owned by CIR are convertible into 75,100 Shares, which represent approximately .45% of the outstanding Shares, assuming conversion of all the Convertible Notes beneficially owned by CIR.

Item 10.  ADDITIONAL INFORMATION.

     The information set forth in Item 10(c) is hereby amended and supplemented by the following:

     Pursuant to the requirements of the Hart-Scott-Rodino Act (the "HSR Act"), Olivetti and Mannesmann filed their Notification and Report Forms with respect to the Offer and the Merger with the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") on December 23, 1998. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on January 6, 1998, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the


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waiting period by requesting additional information or documentary material from Olivetti, Mannesmann, Purchaser or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Olivetti, Mannesmann and the Company with such request.

Item 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (g)(1) Press Release of Cellular Communications International, Inc. dated December 18, 1998.


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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 24, 1998

                                  KENSINGTON ACQUISITION SUB, INC.

                                   By: /s/ Marco De Benedetti
                                       -----------------------------------------
                                       Name:  Marco De Benedetti
                                       Title: Co-President and Co-Secretary

                                   By: /s/ Dr. Kurt Kinzius
                                       -----------------------------------------
                                       Name:  Dr. Kurt Kinzius
                                       Title: Co-President and Co-Secretary

                                  OLIVETTI S.p.A.

                                   By: /s/ Roberto Colaninno
                                       -----------------------------------------
                                       Name:  Roberto Colaninno
                                       Title: Chief Executive Officer

                                  MANNESMANN AG

                                   By: /s/ Dr. Goetz Mueller
                                       -----------------------------------------
                                       Name:  Dr. Goetz Mueller
                                       Title: Executive Vice-President

                                   By: /s/ Dr. Joachim Peters
                                       -----------------------------------------
                                       Name:  Dr. Joachim Peters
                                       Title: Counsel


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                               INDEX TO EXHIBITS


Exhibit
-------

(g)(1)    Press Release of Cellular Communications International,
          Inc. dated December 18, 1998.